Exhibit 99.98

Titan Mining Announces Commissioning Readiness of U.S. Graphite Facility With Support From Federal and State Leaders

New York project marks a pivotal step toward U.S. graphite independence and the first integrated domestic supply chain in more than 70 years

Gouverneur, NY, September 16, 2025 – Titan Mining Corporation (TSX:TI, OTCQB: TIMCF), (“Titan” or the “Company”) an existing zinc concentrate producer in upstate New York and an emerging natural flake graphite producer, announced today that federal and state leaders visited its graphite demonstration facility at Empire State Mines (ESM) in St. Lawrence County, New York, ahead of commissioning. The Company will commence commissioning in the coming weeks, a major milestone toward building America’s first integrated graphite supply chain in more than 70 years, with products targeted for use in the battery, defense and industrial sectors.

Congresswoman Elise Stefanik (NY-21), New York State Assemblyman Ken Blankenbush (AD-117), and New York State Senator Mark Walczyk (SD-49) toured the facility on Friday, September 12, underscoring the project’s significance for both regional economic development and national security.

The facility, co-located with Titan’s operating zinc mill, will validate downstream processing of natural flake graphite from the Company’s Kilbourne Graphite Project and enable the Company to pursue qualification of products with U.S. industrial, defense, and energy customers. Commissioning is targeted for completion in Q4 2025, with customer qualification beginning in Q1 2026.

“It is an honor to attend Titan Mining’s new graphite facility in Gouverneur,” said Chairwoman Stefanik. “This project reflects the best of our community: hardworking people, innovative companies, and partners who believe in the North Country. I’m proud that St. Lawrence County is a growth opportunity for American industry and world-class craftsmanship. Graphite is a critical mineral for everything from advanced manufacturing to next-generation energy storage. American-produced graphite reduces our dependence on foreign supply, bolsters national security, and proves that Upstate New York can lead the way in building what America needs. This is a critical resource for our national security and I will be utilizing my senior position on the House Armed Services Committee to continue to support this critical mining facility.”

Senator Mark Walczyk added: “Titan is leading the way in returning critical mineral processing to U.S. soil. The commissioning of this facility is great news for St. Lawrence County, New York State, and the country.”

Assemblyman Ken Blankenbush noted: “This project blends the North Country’s strong mining heritage with new opportunities in advanced materials. Commissioning is an exciting step forward for workers, families, and communities across our region.”

“Today marks a pivotal moment for U.S. graphite independence. We have fast-tracked the construction of the facility which represents a critical step toward establishing a secure, domestic supply of graphite in the United States,” said Rita Adiani, President and CEO of Titan. “By leveraging the existing infrastructure at Empire State Mines, we are able to advance this project in a capital-efficient way while creating high-quality jobs in the longer term in New York’s North Country.”

Strategic Rationale:

●	Made-in-America supply: Establishes a U.S. pathway for natural flake graphite products essential to defense, aerospace, industrial, and energy markets.

●	Capital-efficient build-out: Co-located at ESM to utilize established utilities, permitting footprint, and skilled workforce.

●	Customer qualification focus: Supports rapid feedback loops with customers ahead of commercial scale-up.

●	Regional economic development: Creates high-quality jobs in the longer term and positions St. Lawrence County as a leader in the critical minerals supply chain.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also an emerging natural flake graphite producer and targeting to be the USA’s first end to end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova

Director, Investor Relations

Phone: (778) 870-7735

Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that the Company will commence commissioning in the coming weeks; Titan is building America’s first integrated graphite supply chain in more than 70 years, with products targeted for use in the battery, defense and industrial sectors; the facility will validate downstream processing of natural flake graphite from the Company’s Kilbourne Graphite Project and enable the Company to pursue qualification of products with U.S. industrial, defense, and energy customers; commissioning is targeted for completion in Q4 2025, with customer qualification beginning in Q1 2026; Chairwoman Stefanik will be utilizing her senior position on the House Armed Services Committee to continue to support this critical mining facility; by leveraging the existing infrastructure at Empire State Mines, we are able to advance this project in a capital-efficient way while creating high-quality jobs in the longer term in New York’s North Country; establishes a U.S. pathway for natural flake graphite products essential to defense, aerospace, industrial, and energy markets. When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the PEA; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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